Medi-Hut Company, Inc.
          Statement re Computation of Earnings Per Share

                                             Years Ended October 31

                                               1998          1997
                                          ------------- --------------
Average shares outstanding                 5,849,838     1,699,549

Net income (loss)                            (12,380)        6,592

Earnings (loss) per share                     ( .002)         .004